June 29, 2006

Mr. Brian Cascio

Accounting Branch Chief

Mail Stop 6010

United States Securities and Exchange Commission

Washington, DC 20549

Re:                               Cascade Microtech, Inc.
Form 10-K for the year ended December 31, 2005
Filed:  March 16, 2006
File #:  000-51072

Dear Mr. Cascio:

In reference to your letter dated June 23, 2006, we provide the following responses to your comments. Set forth below are your comments and the Company’s responses to such comments.

Form 10-Q for the quarterly period ended March 31, 2006

Note 3 — Stock-Based Compensation, page 5

1.               COMMENT:  We note that you include disclosure labeled “Pro Forma without the effects of applying SFAS No. 123R” in your footnotes that include several non-GAAP financial measures. If you elect to keep these non-GAAP financial measures please revise future filings to provide all the disclosures required by Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of your non-GAAP measures. Please also refer to questions 1-4 in Section G of SAB 107 and Item 10(e) of Regulation S-K.

Response:  The intention of the disclosure was to comply with Paragraph 84 of SFAS 123R. In preparing future filings, where applicable, we shall provide any additional disclosures required in connection with the use of non-GAAP financial measures.

2.               COMMENT:  In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has a very specific meaning in accounting literature, as indicated by Article 11 of Regulation s-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

Response:  In preparing future filings, where applicable we shall omit the pro forma terminology when referring to our non-GAAP information.

Please let us know if you need any further information with respect to these responses to your comments.

Sincerely,

/s/ Steven Sipowicz
Steven Sipowicz
Chief Financial Officer